December 9, 2019

Via EDGAR

Mr. John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Brigham Minerals, Inc.
Registration Statement on Form S-1
Filed December 9, 2019
File No. 333-235413

Ladies and Gentlemen:

On behalf of Brigham Minerals, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on December 11, 2019, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

December 9, 2019

Very truly yours, BRIGHAM MINERALS, INC.

By:	/s/ Blake Williams
Name:	Blake Williams
Title:	Chief Financial Officer

Enclosures

cc:	Rob Roosa, Brigham Minerals, Inc.
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Thomas G. Zentner, Vinson & Elkins L.L.P.